Legal Services 37th Floor, 150 - 6th Avenue S.W. Calgary, Alberta T2P 3E3 Direct line: (403) 296-7778 Direct fax: (403) 296-4910 e-mail: hhooker@petro-canada.ca

October 15, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549 - 7010

Attention:  Ms. Lily Dang

Dear Ms. Dang:

Re:	Petro-Canada Form 40-F for the Fiscal Year Ended December 31, 2006 Filed March 29, 2007 Your File Number 001-13922

Further to our previous correspondence, in particular our response letter dated October 1, 2007, and your subsequent October 3, 2007 telephone conversation with Petro-Canada’s Controller Mike Barkwell, and his staff, we have considered your additional comments raised during that phone call.  As a result, we agree to supplement and revise our October 1, 2007 response as follows:

Note 27 – Generally Accepted Accounting Principles in the United States, page 30

General

The “Generally Accepted Accounting Principles in the United States” note to our financial statements will be expanded in future Form 40-F filings to include the following:

Under Canadian GAAP, exploration costs for mining properties are capitalized when such costs have the characteristics of property, plant and equipment.  Under United States GAAP,  exploration costs for mining properties, including costs directly associated with establishing proved and probable reserves (collectively “reserves”) as defined by SEC Industry Guide 7, are expensed until proved and probable reserves have been established by a feasibility study.  Costs of upgrading resources to reserves in close proximity to areas where reserves have been established may either be capitalized or expensed until proved and probable reserves have been established by a feasibility study.  For United States GAAP purposes, we have elected to expense these costs until proved and probable reserves have been established by a feasibility study.

October 15, 2007

Additional comments

We have also considered the comments you raised with respect to footnote 2 to Note 15 “Property, plant and equipment” in our financial statements (page 21 of Exhibit 99.1).  As a result, we will, in future, amend this footnote to read as follows:

Exploration expenses, excluding general and administrative and geological and geophysical expenses of $X million (200Y - $X million, 200Y - $X million) are reported as expenditures on property, plant and equipment and exploration under investing activities in the Consolidated Statement of Cash Flows.

If you have any further comments or questions, please call me.

Petro-Canada confirms that:

Petro-Canada is responsible for the adequacy and accuracy of the disclosures in its filing;

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to our filing; and

Petro-Canada may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours truly,

PETRO-CANADA

/s/ H. L. Hooker
By: Hugh L. Hooker
Chief Compliance Officer, Corporate Secretary, Associate General Counsel

.cc	E.F.H. Roberts, Executive Vice-President and Chief Financial Officer, Petro-Canada Ward G. Zimmer, Deloitte and Touche LLP, Calgary, Alberta